Exhibit 3.1.(iv)

FORM OF CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF INCORPORATION

OF

LANTERN PHARMA INC.

Lantern Pharma Inc., a corporation organized and existing under the laws of the State of Delaware (hereinafter called the “Corporation”), does hereby certify as follows:

FIRST: That this Certificate of Amendment to Certificate of Incorporation amends certain provisions of the Certificate of Incorporation of the Corporation (“Certificate of Incorporation”) filed with the Secretary of State of the State of Delaware on January 15, 2020.

SECOND: The Board of Directors (the “Board”) duly adopted resolutions approving the following amendment to the Certificate of Incorporation in accordance with the provisions of Sections 242 of the General Corporation Law of the State of Delaware, wherein the Board declared the amendment to be advisable and recommended that the stockholders of the Corporation likewise adopt and approve the amendment.

THIRD: Section 4.2 of Article IV of the Certificate of Incorporation is hereby amended by adding the following new paragraph immediately following the first paragraph:

Upon the filing and effectiveness (the “Effective Time”) pursuant to the Delaware General Corporation Law of a Certificate of Amendment to the Certificate of Incorporation of the Corporation, each one share of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be split and subdivided into 1.74 shares of fully paid and nonassessable shares of Common Stock (the “Forward Split”). No fractional shares shall be issued in connection with the Forward Split. In lieu of any fractional shares of Common Stock to which the holder would otherwise be entitled upon the Forward Split, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of the Common Stock as determined by the Board. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been split. The Forward Split of the outstanding shares of Common Stock shall not affect the total number of shares of Common Stock that the Corporation is authorized to issue, which shall remain as set forth in Section 4.1.

FOURTH: That this Certificate of Amendment to the Certificate of Incorporation was duly adopted in accordance with Sections 242 and 228 of the General Corporation Law of the State of Delaware and amends the provisions of the Corporation’s Certificate of Incorporation.

FIFTH: All other provisions of the Certificate of Incorporation shall remain in full force and effect.

SIXTH: This Certificate of Amendment to the Certificate of Incorporation shall become effective [on _____________ at ___/or immediately upon its filing with and acceptance by the Secretary of State of the State of Delaware].

[Balance of Page Intentionally Left Blank-Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to Certificate of Incorporation to be duly executed in its name on its behalf by its duly authorized officer as of the _____ of _____, 2020.

Lantern Pharma Inc.

By:
Panna Sharma, Chief Executive Officer and President